Exhibit 77(d)

Items with respect to security investments

ING Large Cap Value Portfolio

Effective April 30, 2012 the Portfolio’s principal investment strategies were revised to read as follows:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in a portfolio of equity securities of dividend-paying, large-capitalization issuers. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The sub-adviser (“Sub-Adviser”) defines large-capitalization companies as companies with market capitalizations that fall within the collective range of companies within the Russell 1000 Value Index (“Index”) at the time of purchase. The market capitalization range will change with market conditions as the market capitalization range of the companies in the Index changes.  The market capitalization of companies in the Index as of June 30, 2011 ranged from $1.7 billion to $411.9 billion. Equity securities include common stocks, preferred stocks, warrants, and convertible securities.

ING Oppenheimer Active Allocation Portfolio

Effective April 30, 2012 the Portfolio’s principal investment strategies were revised to read as follows:

The Portfolio invests in Underlying Funds advised by the sub-adviser (“Sub-Adviser”). The Sub-Adviser seeks to diversify the Portfolio's assets by selecting Underlying Funds with different investment guidelines and styles. Under normal market conditions, the Portfolio allocates its assets among the Underlying Funds based on asset allocation target ranges of 30-40% in U.S. equities; 15-25% in foreign equities; 20-25% in fixed-income and approximately 5% in other funds that provide asset diversification. The asset allocation target ranges are measured with reference to the primary strategies of the Underlying Funds; actual exposure to these asset classes will vary from these target ranges if an Underlying Fund is not substantially invested in accordance with its primary strategy. In addition to those allocations, 15-25% of the Portfolio's net assets may be invested according to a "tactical allocation" strategy that adjusts the asset mix to take advantage of temporary market conditions that may present opportunities. For this tactical allocation, the Portfolio may invest in money market securities and may invest additional assets in any of the Underlying Funds. The Portfolio's asset allocation targets may vary in particular cases and may change over time.